February 2, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (787) 725-8339

Mr. Luis Beauchamp
President and Chief Executive Officer
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

Re: First BanCorp.
 Form 10-K for the Fiscal Year Ended December 31, 2004
 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
 File No. 1-14793

Dear Mr. Beauchamp:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 Sincerely,

 Donald A. Walker
 Senior Assistant Chief Accountant